UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act 1934

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VOS International, Inc.
(Name of Registrant as Specified in Its Charter)

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(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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VOS International, Inc.
740 13th Street, Suite 406
San Diego, California 92101

September 10, 2007

Dear Shareholder:

You are cordially invited to attend the annual meeting of shareholders of VOS International, Inc. (the "Company") to be held at 740 13th Street, Suite 406, San Diego, California 92101 on Friday, October12, 2007 at 10:00 a.m. PST, local time.

At the annual meeting, you will be asked to approve the Company's acquisition of IdeaEdge, Inc., and, subject to the completion of the acquisition of IdeaEdge, to approve the following: (i) approve a reverse stock split; (ii) approve of the sale of the Company's wholly-owned subsidiary to Mr. Ligi; (iii) approve the Company's adoption of a stock option plan; (iv) approve the Company's adoption of amended and restated articles of incorporation to make certain changes including changing the name of the Company to "IdeaEdge, Inc."; (v) elect new directors; and (vi) consider and act upon such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

It is important that your shares of Company common stock are represented at the annual meeting, whether or not you attend the annual meeting in person and regardless of the number of shares you own. To ensure that your shares of common stock are represented, we urge you to complete, sign, date and return your proxy card in the enclosed postage prepaid envelope. If you attend the annual meeting, you may vote in person even if you have previously submitted a proxy. Your prompt attention is greatly appreciated.

Very truly yours,

/s/ Allan Ligi

Allan Ligi, President

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
to be held on October 12, 2007
VOS International, Inc.
740 13th Street, Suite 406
San Diego, California 92101

September 10, 2007

To Our Shareholders:

On behalf of the Board of Directors, we are pleased to invite you to attend the VOS International, Inc. Annual Meeting of Shareholders. The meeting will be held at 740 13th Street, Suite 406, San Diego, California 92101 on Friday, October 12, 2007 at 10:00 a.m. PST, for the following purposes.

1. Approval of the Company's acquisition of IdeaEdge, Inc., a California corporation ("IdeaEdge");

2. Approval of a reverse stock split in the ratio at a ratio of one share for every 25 shares, subject to and upon the completion of the acquisition of IdeaEdge;

3. Approval of the sale of the Company's wholly-owned subsidiary, VOS Systems, Inc., a California corporation, to Mr. Ligi, subject to and upon the completion of the reverse stock split;

4. Approval of the Company's adoption of a stock option plan, subject to and upon the completion of the acquisition of IdeaEdge;

5. Approval of the Company's adoption of amended and restated articles of incorporation to make certain changes including changing the name of the Company to "IdeaEdge, Inc.," subject to and upon the completion of the acquisition of IdeaEdge;

6. The election of two new directors, to accept such positions subject to and upon the completion of the acquisition of IdeaEdge; and

7. The ratification of such other business as may properly come before the meeting or any adjournment thereof.

Only Shareholders of record as shown on the books of the Company at the close of business on September 6, 2007 will be entitled to vote at the Annual Meeting or any adjournment thereof. A list of the Company's shareholders entitled to notice of, and to vote at, the Annual Meeting will be made available during regular business hours at the Company's Principal Executive Offices at 740 13th Street, Suite 406, San Diego, California 92101 from the date of this Notice for inspection by any shareholder for any purpose regarding the Annual Meeting.

THOSE WHO CANNOT ATTEND THE ANNUAL MEETING OF THE SHAREHOLDERS ARE URGED TO SIGN, DATE, AND OTHERWISE COMPLETE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED SELF ADDRESSED STAMPED ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. ANY SHAREHOLDER ATTENDING THE ANNUAL MEETING WHO HAS SUBMITTED A PROXY, HAS THE RIGHT TO REVOKE IT ANY TIME BEFORE IT IS VOTED.

By Order of the Board of Directors

/s/ Allan Ligi
Director/President

PROXY STATEMENT

This Proxy Statement is furnished to Shareholders of VOS International, Inc., a Colorado corporation (the "Company" or "VOS International" or "VOS International, Inc."), in connection with the solicitation of proxies by the Board of Directors of the Company, for use at the Annual Meeting of Shareholders (the "<u>Annual Meeting</u>") of the Company to be held at 740 13th Street, Suite 406, San Diego, California 92101, on October 9, 2007 at 10:00 a.m. PST, and at any and all adjournments of such meeting. The first date on which this Proxy Statement and the form of Proxy are first being mailed to Shareholders of the Company is on or about September 21, 2007.

The Board of Directors has fixed September 6, 2007, as the record date for determining Shareholders who are entitled to vote. All Shareholders are invited to attend the meeting, although only Shareholders of record at the close of business on September 6, 2007 will be entitled to vote at the Annual Meeting. On the record date, the Company had outstanding 42,363,493 shares of its $.001 par value Common Stock, held of record by approximately 293 shareholders of record. All shares have equal voting rights and are non-assessable. Each share of Common Stock is entitled to one vote on each matter properly coming before the Annual Meeting. Holders of shares of Common Stock have no cumulative, conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. Each issued Common Share entitles its record owner to one vote on each matter to be voted upon at the meeting. The presence, in person or by proxy, of 21,181,746 shares will constitute a quorum.

Any shares, which are withheld or abstain from voting, will be counted for the purpose of obtaining a quorum. Shares held in "street name" by brokers or nominees, who indicate that they do not have discretionary authority to vote such shares as to a particular matter ("broker non-votes"), will not be counted as votes "for" or "against" the proposals and will not be counted as shares voted on such matter.

The total number of votes cast "for" will be counted for purposes of determining whether sufficient affirmative votes have been cast to approve each proposal. Abstentions from voting on a proposal by a shareholder at the Annual Meeting, as well as broker non-votes, will be considered for purposes of determining the number of total votes present at the Annual Meeting. Abstentions will have the same effect as votes against the proposals but will not affect the election of Directors.

Shareholders who execute proxies for the Annual Meeting may revoke their proxies at any time prior to their exercise by delivering written notice of revocation to the Company or by delivering a duly executed proxy bearing a later date.

All proxies will be voted in accordance with the instructions contained therein, if properly executed and not revoked. Proxies that are signed by shareholders, but lack any such specification will be voted in favor of the proposals set forth in the Notice of the Annual Meeting. The management of the Company does not know of any other matters which will be presented for action at the Annual Meeting, but the person, Dennis LaVorgna, named in the Proxy intends to vote or act with respect to any other proposal which may be presented for action in accordance with his best judgment. Any proxy may be revoked by a shareholder at any time before it is exercised by giving written notice to that effect to the Corporate Secretary of the Company or by voting in person at the Annual Meeting.

The cost of the meeting, including the cost of preparing and mailing the Proxy Statement and Proxy/Ballot, will be borne by the Company, which is anticipated not to exceed $ 5,000. The Company may, in addition, use the services of its directors, officers and employees to solicit proxies, personally or by telephone, but at no additional salary or compensation. The Company will also request banks, brokers and others who hold shares of the Company in nominee names, to distribute proxy soliciting materials to beneficial owners and will reimburse such banks and brokers for reasonable out-of-pocket expenses which they may incur in so doing.

DESCRIPTION OF MATTERS TO BE ACTED UPON AT THE MEETING

PROPOSAL 1:   **Approve the Company's acquisition of IdeaEdge, Inc., a California corporation ("IdeaEdge"), through the issuance of 8,666,667 post reverse split shares of the Company's $.001 par value common stock (the "Company Common Stock").**

The Board recommends a vote FOR approving the acquisition of Company, Inc. and the issuance of 8,666,667 shares of the VOS Common Stock as it relates to the acquisition. Approval requires an affirmative vote of a majority of the quorum of the shares present and entitled to vote at the Annual Meeting of Shareholders.

Special Note with Respect to Forward-Looking Information

This Proxy Statement contains statements that constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company and/or IdeaEdge's actual results, levels of activity, performance or achievements to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statements. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this Proxy Statement. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. Although the Company believes that the expectations reflected in forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. The Company is under no duty to update any of the forward-looking statements after the date of this Proxy Statement.

Information About VOS International, Inc.

History

In September of 2005, VOS International, Inc. acquired VOS Systems, Inc. as our wholly owned subsidiary. VOS Systems, Inc. is currently our only operating business segment. VOS Systems, Inc. was originally established in 1995 and incorporated in California in November 1999, as a California C-Corporation based in Poway, California. "VOS" is an acronym for Voice Operated Switching. VOS Systems, Inc. is a technology company involved in the design, development, manufacturing, and marketing of consumer electronic products, platforms and services designed to give people voice command over their living environments.

VOS International, Inc. was originally incorporated in the state of Colorado on May 14, 1990 as Snow Eagle Investments, Inc. The company was inactive from 1990 until 1997. In April 1997 we acquired the assets of 1st Net Technologies, LLC, a California limited liability company; we changed our name to 1st Net Technologies, Inc. and began operations in California in the Internet commerce and services business.

Effective November 12, 1998, our common stock was approved for trading on the Over-the-Counter Bulletin Board under the stock symbol "FNTT.OB."

In August 2001, our board of directors decided to suspend our California operations and, subsequently, moved the company's headquarters to Colorado, our original state of incorporation. From August 2001 to August 2004, we were a "shell" company in search of a reorganization candidate.

In August 2004, we entered into an Agreement and Plan of Reorganization with VOS Systems, Inc., a California corporation. Pursuant to the Agreement, VOS Systems, Inc. would become a wholly owned subsidiary of 1st Net Technologies, Inc.

In August 2005, the shareholders voted in approval of reorganizing the company with VOS Systems, Inc. In September 2005, the company changed its name from 1st Net Technologies, Inc. to VOS International, Inc. and changed our trading symbol to "VOSI.OB."

Overview of Business

Our principal place of business is located at 740 13th Street, Suite 406, in San Diego, California. This location is approximately 1000 sq. ft. of administrative offices.

We specialize in the development of embedded processor speech recognition applications for use in products we ourselves develop. We also develop speech recognition platforms for other manufacturers to enhance the features of their products. Currently the Company maintains two patents. Our core business is based on these patented applications.

The first is US Patent # 6,188,986 B1 "Voice Operated Switch Method and Apparatus" which covers the use of embedded processor speech recognition in a device that produces control signals in response to voice commands. This device acts as a control interface between utility power and connected electrical devices by connecting, controlling or disconnecting power to the electrical devices based on voice commands. The second Patent is a continuation on the first, with the Patent Number US 6324514B2. This second patent serves to enhance and broaden the claims of the first Patent.

We own several trade names and one trademark. The registered trade names include VOS Systems™, Your Voice Turns Me On™, Light Genie™ and IntelaVoice™. Our registered trademark is the VOS MAN. We currently derive our revenues from product sales of the IntelaVoice™ Product Line as well as ancillary products we have brought into our product mix ie; Park N Place.

VOS International, Inc. has never declared bankruptcy, has never been in receivership, and has never been involved in any legal action or proceedings.

Employees

The Company has two employees, the officers of the Company.

Products

The Company has committed to developing an entire product line of voice activated power controllers. Lighting is the first platform on which the Company has chosen to demonstrate the flexibility and functionality of our patented voice control methodology, featuring such products as the IntelaVoice™ Christmas Tree Controller, Light Switch, Dimmer, Wall Switch/ Dimmer and the Tabletop Universal Lamp Controller. In addition, we have developed a Ceiling Fan Voice Controller and the VCO (Voice Controlled Wall Outlet), and are currently developing a Thermostat Voice Controller. We also have acquired products from outside sources that expand and enhance our product mix. These include, but are not limited to, an infrared wall switch with touch control, a video entry system and various other consumer products.

A. Intelavoice™ Voice Operated Christmas Tree Light Controller

Turns your Christmas tree lights on and off just by saying the word "lights". Installation is as simple as plugging the unit into a standard outlet and then plugging the light strand into the IntelaVoice™ switch.

B. Intelavoice™ Dimmer

The world's first voice automated lamp dimmer. Dims lamps with simple voice commands and features three levels of brightness. Installation is as simple as plugging it into a standard outlet and then plugging the item to be controlled into the IntelaVoice™ switch.

C. IntelaVoice™ Voice Operated Light Switch

Our original product concept, this device is the first in a series of voice operated products with high quality speech recognition. The IntelaVoice™ switch was developed in response to customer demand for reliable and affordable voice automation. Key features include the convenience of lights on demand via hands free remote voice operation and increased safety associated with elimination of the need to search for a light switch in a dark room.

D. Tabletop Universal Lamp Controller

The latest product from VOS Systems, this stylish tabletop unit features voice activation, infrared remote and touch control. What's more, the infrared remote control function interfaces with any standard television or stereo remote to make this product the height of convenience. Simply plug the cord from the Tabletop Universal Lamp Controller into a wall socket and then plug the lamp into the back of the Tabletop Universal Lamp Controller for instant, advanced and affordable home automation.

E. Video Entry System

The Video Entry System (VES) is an easy-to-use video intercom system for security conscious business people and homeowners. It is designed to reduce the anxiety that comes with not knowing who is at the door prior to opening it. The VES provides unmatched security for the home or office. When a visitor presses the outdoor call button, the video camera automatically transmits the image of the visitor to the indoor unit while a pleasant electronic chime signals that a visitor is at the door. The sharp CRT monitor gives a clear view outside the door, day or night. A two-way intercom enables clear, easy audio communications, or inconspicuous listening if desired.

F. Park N Place

Park N Place is an electronic lighted stop sign with touch sensors that is attached to a flexible, fiber glass spring pole. It is placed in the back of a garage and when the car makes contact with the pole, the sign will light up indicating to the driver to park their car. The Park 'N Place eliminates costly car door and front end dings that happen right inside your own garage.

Management's Plan of Operation

We specialize in the development of embedded processor speech recognition applications for use in products we ourselves develop. We also develop speech recognition platforms for other manufacturers to enhance the features of their products. Currently the Company maintains two patents. Our core business is based on these patented applications.

The first is US Patent # 6,188,986 B1 "Voice Operated Switch Method and Apparatus" which covers the use of embedded processor speech recognition in a device that produces control signals in response to voice commands. This device acts as a control interface between utility power and connected electrical devices by connecting, controlling or disconnecting power to the electrical devices based on voice commands. The second Patent is a continuation on the first, with the Patent Number US 6324514B2. This second patent serves to enhance and broaden the claims of the first Patent.

We own several trade names and one trademark. The registered trade names include VOS Systems™, Your Voice Turns Me On™, Light Genie™ and IntelaVoice™. Our registered trademark is the VOS MAN.

We currently derive our revenues from product sales of the IntelaVoice™ Product Line.

We had previously disclosed extended discussions with both Synertech International Limited and Honeywell related to the licensing and distribution of the Intelavoice products. Synertech was to license the VOS patents and directly supply Honeywell with products based on the VOS patents under license and VOS would be paid a royalty.

These agreements hold promise for additional business and expansion of existing product lines for the Company but have not materialized and appear to be less likely to occur than previously believed. This is due to the Company's stressed financial position and the Company's inability to provide the R&D needed to finish off both Synertech and Honeywell's specific product demands that have been presented at this time.

Management has decided to move forward with a new Sales and Marketing approach headed up by Mr. Robert Martins. His vast experience and expertise in internet sales should help VOS substantially at this juncture and his associations with media marketing firms has proved to be invaluable in securing an agreement with Fitness Quest Inc. to license and distribute the Intelavoice Voice Operating Dimmer Controller. The agreement is to test market the Intelavoice product on an infomercial here in the US and abroad and if successful to secure its retail placement worldwide. This agreement was entered into on July 24, 2007.

Although Management is attempting to develop business opportunities with its limited resources, activities are ongoing to increase current operation levels. As of the time of this report the company has operational activities and is aggressively seeking out potential strategic relationships or acquisitions in its efforts to expand operations.

See the information incorporated by reference from the latest Annual Report on Form 10-KSB as identified on the last page of these proxy materials

Information About IdeaEdge, Inc.

IdeaEdge Business

IdeaEdge develops innovative prepaid gift card programs based on major consumer entertainment brands. IdeaEdge intends to capitalize on the $90B prepaid gift card market by offering gift cards programs based on popular entertainment brands that invoke a strong consumer impulse to buy. IdeaEdge's business model is intended to leverage the gift card channel to promote on-line merchandise sales.   IdeaEdge's mailing address is 6440 Lusk Blvd., Suite 200, San Diego California 92101, and its telephone number is (858) 677-0080.

IdeaEdge plans to launch gift card programs consisting of the following components:

- Strongly branded prepaid gift cards for exclusively licensed consumer merchandise utilizing media- and entertainment-based consumer brands.
- Gift card distribution through high traffic consumer retail stores and online channels.
- Gift card redemption and fulfillment through custom, brand-specific websites owned and operated by IdeaEdge.
- Collectible gift cards featuring personalities identified with specific brands.
- Viral marketing programs that leverage brand partners and associated personalities.

Importantly, through its first product, IdeaEdge plans to market the merchandise of *American Idol*™. IdeaEdge's strategy is to first establish its market position through its exclusive marketing arrangement with *American Idol,*™ and then to broaden its base of clients to include exclusive relationships with other strongly branded merchandisers. Management anticipates that IdeaEdge will become a preferred source of branded gift cards for merchandisers whose market presence supports high levels of consumer demand for their gift cards and merchandise. IdeaEdge plans to build its business through exclusive licenses with premier brands that enjoy verifiable pricing power. The approach IdeaEdge is taking in dealing with *American Idol*™ described below is indicative of the business model it expects to utilize in dealing with other merchandisers.

IdeaEdge has secured an exclusive license to conduct the *American Idol*™ gift card business in the U.S. and Canada. *American Idol*™ is one of the leading entertainment brands in the United States, with over forty million fans in the U.S. *American Idol*™ is also a leading brand for consumer merchandise. Where consumer purchases are now executed through customer visits to the *American Idol*™ website, IdeaEdge expects to open up an entirely new sales channel for *American Idol*™, namely one that enables its merchandise to be purchased through the use of prepaid gift cards. IdeaEdge plans to offer a wide range of consumer merchandise under the *American Idol*™ brand—music, videos, electronics, apparel, games, accessories, and toys.

IdeaEdge has obtained commitments for distribution with chains comprising over 7,000 retail grocery and drug stores for the 2007 holiday season, including Drug Fair, Kinney, Long's, Raley's, Rite-Aid, Schnucks, USA, and Winn-Dixie. IdeaEdge expects to have agreements with over 10,000 retail stores by the Fourth quarter of 2007, and over 20,000 retail stores by the Second quarter of 2008, which coincides with the *American Idol*™ season finale. Based on on-going discussions with additional chains (specifically, Albertson's, CVS, HEB, Kroger, Safeway, Supervalu, and Walgreens), IdeaEdge estimates that it has the potential for expanding its retail outlets to over 40,000 retailers in the United States. In addition to securing distribution with some of these leading gift card retailers, IdeaEdge's exclusive license also includes the right to market and do business on IdeaEdge's website established specifically for this gift card, at www.americanidolgifts.com (the "Website"). IdeaEdge expects to launch the Website in conjunction with the launch of the gift card in September 2007.

Market Overview

According to the most recent market survey by Comdata® Corporation ("Comdata"), the prepaid gift card market, which is on the order of $90B annually, accounts for over 46% of purchased gifts in the U.S, and the market is growing at an annual rate of 15% per year (>$10B year over year). Comdata® also reports that gift cards with strong consumer entertainment brands sell $500 - 1,000 worth of cards per retail store per year. Assuming IdeaEdge can achieve a comparable experience, its 2008 sales potential would be on the order of $30M. IdeaEdge's flagship program, based on the *American Idol*™ brand, is the leading TV entertainment brand across all demographics according to independent surveys commissioned by FremantleMedia.


#1 in All Demographic Groups by Age and Ethnicity
Adults   18-49
Adults   18-34
Teens   12-17
Tweens   9-14
Kids   6-11

African American Adults 18-49
Hispanic Adults 18-49


While the show enjoys strong support from all demographics, it is instructive to note gift card behavior of the prime teen market as determined by Comdata® in its post-2006 holiday season survey and analysis. Those Comdata® conclusions are as follows:

- Exposure to gift cards among teens is extremely high; nine out of ten have received a gift card, and more than three-quarters have purchased a gift card, either as a gift for someone else or for personal use. Young men report purchasing cards for personal use more often than young women.
- The most popular occasions for purchasing gift cards for others are birthdays and winter holidays. Graduation gifts, Mother's Day, Father's Day, congratulations and thank-you gifts are next most popular.
- Teens buy gift cards for others because they want the recipient to get what they want, or because they can't decide what else to get.
- Teens say that four gift purchases in ten are gift cards.

The *American Idol*^{TM} website receives over a billion website page views per season from 32 million unique website visitors. *American Idol*^{TM} is #1 on Yahoo's Top Entertainment Search for 2004-06, and continues to enjoy rapid growth. Under the terms negotiated by IdeaEdge, upon the launch of IdeaEdge's gift card, the *American Idol*^{TM} website will allocate banner ad time slots for the Website to be operated by IdeaEdge.

IdeaEdge intends to address multiple demographic segments across the prepaid gift card market using various licensed brands. IdeaEdge plans to launch its *American Idol*^{TM} gift card program in September 2007, and then add other prominent entertainment brands in 2008. IdeaEdge anticipates extending its business by licensing additional brands such as Paramount, Nickelodeon, and Disney, and although as of the date of this Memorandum IdeaEdge has not secured a license agreement with any of these prospective licensors, IdeaEdge has been in preliminary discussions with each of these prospective licensors.

Exclusive License to Execute the American Idol^{TM} Gift Card Business

As discussed above, IdeaEdge has been granted an exclusive license by FremantleMedia Licensing Worldwide, North America (www.fremantlemedia.com), on behalf of the *American Idol*^{TM} franchise, to conduct the *American Idol*^{TM} Gift Card business in the U.S. and Canada. Provided each party continues to comply with the terms of the license agreement, the license will continue through December 31, 2010, a term that is extendable by mutual agreement. The license enables IdeaEdge to do business in the name of *American Idol*^{TM}, specifically for "American Idol prepaid gift cards for redemption of American Idol merchandise through a licensor-approved website". The permitted gift card configuration includes any industry standard prepaid gift card packaging, or any variation thereof (i.e., 3D lenticular, multi-media, et al.). The royalty to be paid by IdeaEdge under the license is 10% of sales. The license agreement requires IdeaEdge to pay Fremantle a $1,500,000 advance on license fees, which advance has been paid by IdeaEdge..

Customer Gift Card Purchase Card Model

IdeaEdge believes the primary sales channel for its gift card is high-traffic retailers with significant gift card programs (i.e., destinations with gift card "trees", "malls", "kiosks"). These channels typically include grocery, drug, and high-end convenience stores. Consumer electronics, book, and specialty convenience stores are also candidate retailers for gift card distribution. IdeaEdge is also working with inComm (www.incomm.com), and the Comdata® Stored Value Systems division (www.storedvalue.com), to establish distribution at non-traditional high traffic destinations, including large malls and airports across the U.S.

Under IdeaEdge's planned gift card program, customers will purchase gift cards from gift card displays and check-out counters at leading retail grocery and drug store chains. Gift cards will be provided in $25 and $50 denominations. IdeaEdge has negotiated agreements with leading chains, such as Drug Fair, Kinney, Long's, Raley's, Rite-Aid, Schnucks, USA, and Winn-Dixie. IdeaEdge is in discussions to secure distribution arrangements with Albertsons, CVS, HEB, Kroger, Safeway, Supervalu, and Walgreens. The cards will be produced by the Comdata® Stored Value Systems division, and distributed by inComm. Consumers will also be able to purchase gift cards on-line at IdeaEdge's Website. Consumers will be directed to the Website through search engines (e.g. Google), affiliate programs, and banner ads on the *American Idol*[TM] website.

IdeaEdge's retail partners have expressed enthusiasm for IdeaEdge's planned marketing strategy; the eye appeal of the card design; and most significantly, the marketing attraction of the *American Idol*[TM] identification. IdeaEdge believes that this enthusiasm will lead to stores giving Company products preferential presence on gift card displays, which IdeaEdge expects will result in accelerated sales.

Customer Gift Card Redemption Model

Customers will be able to redeem gift cards for merchandise online at the Website. IdeaEdge is designing the Website to offer choice, ease of use, and enjoyment of the redemption experience, and actively promote retail gift card sales. Gift cards will be sold in $25 and $50 denominations. IdeaEdge also plans to later launch a line of collectable cards, featuring *American Idol*[TM] contestants, winners, and associated personalities and, for offerings beyond *American Idol*[TM], for celebrities/personalities strongly associated with those licensed brands. IdeaEdge plans for the gifts to be available to customers to include music, videos, electronics, apparel, games, accessories, and toys.

Marketing Strategy

IdeaEdge plans to develop its market using highly efficient methods in which minimal financial and staff resources will be needed to secure and grow IdeaEdge's market position. Specifically, IdeaEdge plans to do the following:

- Leverage marketing exposure through in-place retail sales agreements with name-brand chains comprising thousands of high-traffic stores. Use recognition of *American Idol*[TM] popularity to gain preferred positions on chain retailer gift card displays. Coordinate preferred placements through interactions with senior marketing executives within each chain distributing IdeaEdge gift cards.
- Employ "viral marketing" techniques using media associated with the *American Idol*[TM] show and its contestants.
- Place banner ads on the *American Idol*[TM] website which will provide links to the Website
- Create "collector series" *American Idol*[TM] gift cards featuring cards co-branded with specific *American Idol*[TM] performers and personalities, thereby motivating the purchase of cards for their intrinsic value to the collector, as much as their ability to acquire consumer merchandise.
- Promote brand recognition and gift card sales by offering web-enabled customized greetings (e.g., "Happy Birthday" songs, Valentine's Day greeting from *American Idol*[TM] current contestants and past performers), collectable patches, and other brand-reinforcing mechanisms.

Competitive Strategy

IdeaEdge also intends to achieve market leadership by pursuing significant growth opportunities based on the following competitive strategies:

- Execute through its exclusive license with *American Idol*™ in North America.
- Own and operate the Website.
- License exclusive gift card selling relationships with other merchandisers who enjoy brand-name recognition and pricing power.
- Maintain exclusive arrangements with card manufacturer/distributors and leading gift card aggregators/clearing houses.
- Establish unique intellectual property, including proven know-how in developing and fielding a scaleable automated provisioning system and access to patents that providing protectable defense for a near-term future market contemplated by management—entertainment-content DVDs packaged with the giftcards that promote branded merchandise and provide access to "back-end" web-based retail stores.
- Recruit a management and advisory team comprised of experienced executives in successful high-technology and gift card service delivery.

Execution and Partnering Plan

IdeaEdge has partnered with several industry leaders to build a scalable business. Rather than having to develop and staff the supply, distribution, and clearing house functions needed to execute its business, IdeaEdge believes it is positioned to use the resources of established leaders in each aspect of the supply chain, and will be dealing with firms that have already proven their ability to scale and support the transaction types and loads that will be the foundation of IdeaEdge's business. These supply chain and fulfillment partners will include Comdata®, inComm, and Bensussen, Deutch, and Associates (BD&A).

The Comdata® Stored Value Systems (SVS) division will manage IdeaEdge's gift card accounts and transactions, and produce and ship Company gift cards to distributors and retailers. SVS is the leading gift card transaction company in the United States, and is also considered to be an industry innovator. SVS is also producing all Company gift cards and shipping them to IdeaEdge's gift card aggregator, which will manage the distribution of gift cards to retailers.

For gift card distribution, IdeaEdge has partnered with inComm, the largest gift card aggregator in the industry. inComm manages gift card "malls/kiosks" in more than 100,000 retail stores nationwide. Like SVS, inComm has expressed its support for IdeaEdge's success, providing unprecedented support into channels that are expected to yield optimum results.

After the gift card is redeemed on IdeaEdge's website, orders for *American Idol*™ merchandise will be fulfilled by Bensussen, Deutch, and Associates, (BD&A), who are expected to assure timely delivery of redemption orders placed through www.americanidolgifts.com. IdeaEdge will establish direct XML interface connections to BD&A, as well as to SVS and inComm.

By integrating all of these partners into IdeaEdge's internal IT systems and business processes, IdeaEdge intends to create a tightly coupled, highly efficient, fully integrated, and totally scalable business structure. The roles are as follows: SVS will create gift card accounts and build cards in high volume; inComm will distribute and replenish the gift cards into retail stores; BD&A will fulfill merchandise purchases; and IdeaEdge's outsourced call center will handle customer support. All of IdeaEdge's partners were selected for their ability to scale beyond the anticipated requirements. IdeaEdge believes it will also be able to utilize these partners, or obtain comparable partners, at such time as it determines to launch other co-branded gift cards which are not related to *American Idol*.™

Competitive Products

By virtue of its exclusive licensing agreement, IdeaEdge will not have any competitors for gift card merchandising of *American Idol*^{TM} consumer products in the U.S. and Canada. IdeaEdge intends to negotiate similar agreements with other merchandisers which it anticipates engaging over the next several years, with a strategy of restricting the establishment of competing businesses.

However, for gift cards in general, hundreds of commoditized brands now proliferate the market, including those sponsored by banks and financial institutions (e.g., Visa, Bank of America), department stores (e.g., Macy's, Neiman-Marcus), phone companies (e.g., Verizon, AT&T), gasoline (e.g., Shell, Mobil), retailers (e.g., Starbucks, CompUSA), and others. IdeaEdge believes it will be in a highly differentiated market segment by offering cards based on entertainment brands, personalities, and characters that consumers are passionate about. IdeaEdge's branding strategy is intended to capitalize on the pricing power of particular brands; protect the product against commoditization; mitigate the seasonality of gift cards that do not enjoy year-round consumer interest; and encourage premium placement on retail outlet gift card displays.

Additionally, IdeaEdge plans to feature the unique differentiator of *collectable cards*. IdeaEdge's collector series will feature various *American Idol*^{TM} performers and personalities intended to drive purchases of cards for collection (rather than being limited to "only" redemption), which IdeaEdge believes will be a consumer demand driver.

Risks Related to IdeaEdge's Business

No Operating History. IdeaEdge not currently have any operating revenues and has a very limited operating history. IdeaEdge does not have any historical financial data upon which to base planned operating expenses. Because IdeaEdge has no operating history, its historical financial information is not a reliable indicator of future performance. Therefore, it is difficult to evaluate IdeaEdge's business and prospects.

Failure to Achieve Revenues or Obtain Adequate Financing. IdeaEdge does not have any revenues and has therefore never been profitable. IdeaEdge cannot be certain that it will ever have any revenues, or that it will generate sufficient revenues to achieve profitability. IdeaEdge's failure to achieve revenues or significantly increase its revenues, or to raise adequate and necessary financing, would seriously harm its business and operating results. IdeaEdge will have large fixed expenses, and expects to continue to incur capital, product development, and administrative and other expenses. IdeaEdge will need to generate significant revenues in order to achieve and maintain profitability. If IdeaEdge fails to achieve any revenues, or its revenues grow more slowly than anticipated, or if IdeaEdge's operating or capital expenses increase more than is expected or cannot be reduced in the event of lower revenues, IdeaEdge's business will be materially and adversely affected.

Competition. IdeaEdge will face competition from other retailers who offer gift cards. Many of these retailers have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than IdeaEdge. Many of these providers also have more extensive customer bases, broader customer relationships and broader industry alliances than IdeaEdge, including relationships with many of IdeaEdge's potential customers. Increased competition from any of these sources could result in IdeaEdge's failure to achieve and maintain adequate level customers and market share.

Reliance on Third-Party Suppliers and Distributors. IdeaEdge will be dependent on other companies to design, produce and distribute its gift cards. Any interruption in IdeaEdge's ability to obtain these services, or comparable quality replacements, would substantially harm its business and results of operations. IdeaEdge will also be dependent on other companies to distribute and sell its products. The failure by such third parties to distribute or sell IdeaEdge's products in a timely manner would substantially harm its business and results of operations.

Failure to Manage Growth. IdeaEdge will need to expand its operations rapidly. This growth, and the anticipated growth in future operations, is expected to place a significant strain on IdeaEdge's management systems and resources. The integration of new personnel could result in some disruption to IdeaEdge's ongoing operations. IdeaEdge will need to continue to improve its financial and management controls, reporting systems and procedures, and will need to continue to expand, train and manage its work force. If IdeaEdge fails to manage this anticipated growth, IdeaEdge's operations could be adversely effected.

Consumer Tastes. The production of co-branded gift cards involves substantial risks due in part because they require that IdeaEdge spend significant funds based entirely on its preliminary evaluation of the cards commercial potential. It is impossible to predict the success of any gift card before the production starts. The ability of a gift card to be accepted by consumers and generate revenues will depend upon a variety of unpredictable factors, including:

• public taste, which is always subject to change;

• the quantity and popularity of other gift cards available to the public at the time of the release of IdeaEdge's gift cards; and

• the fact that the distribution and sales method choose for IdeaEdge gift cards may be ineffective.

For any of these reasons, the gift cards that IdeaEdge produces may be commercially unsuccessful. If IdeaEdge is unable to produce gift cards which are commercially successful in this industry, IdeaEdge may not be able to recoup its expenses and/or generate revenues. In the event that IdeaEdge is unable to generate revenues, IdeaEdge may not be able to continue operating as a viable business.

Lack of Diversity. IdeaEdge plans to have only one co-branded gift card available for distribution for its initial product launch for the fall of 2007, which is the American Idol co-branded gift card. This lack of diversity in a product offering creates substantial risks as all of IdeaEdge's potential revenues for 2007 are dependent upon the success of this one gift card. IdeaEdge's inability to compete successfully, or the lack of acceptance of its initial gift card, could have a material adverse effect on IdeaEdge's business, results of operations and financial condition.

Debt Burden. IdeaEdge has outstanding indebtedness of $740,000 under the Notes described above, all of which is due and payable on various dates during June, July and August of 2008. IdeaEdge does not have the cash to pay its debt obligations under the Notes, and may not have the cash to repay the debt obligations under the Notes when due. If these Notes are not converted prior to their maturity dates, and IdeaEdge does not have sufficient capital to repay the debt under the Notes, then IdeaEdge's non-payment of its obligations under the Notes would create a right of default for the Note holders. These events of default provide the Note holders with certain rights, including the right to institute an involuntary bankruptcy proceeding against IdeaEdge.

Licensing Fees.   Under the terms of the *American Idol*^{TM} merchandising agreement, IdeaEdge has agreed to certain guaranteed royalty payments to FremantleMedia, and the payment of a $1,500,000 advance towards those guaranteed royalty payments. If IdeaEdge to fails comply with the terms of the *American Idol*^{TM} merchandising agreement, FremantleMedia would be entitled to terminate the *American Idol*^{TM} merchandising agreement, in which event IdeaEdge would be unable to launch its first gift card for 2007. IdeaEdge's inability to launch the *American Idol*^{TM} co-branded gift card would have a material adverse effect on IdeaEdge's business, results of operations and financial condition.

Public Company Risks.   If the Company acquires IdeaEdge, the IdeaEdge operations and management would become subject to the regulatory, accounting and reporting burdens associated with operating as a public company.   The Company's senior management has limited experience with publicly-traded companies and may not be fully familiar with the requirements of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and other laws, rules and regulations that apply to companies required to file reports with the SEC.   Developing and implementing the internal controls and reporting procedures required by the Sec and the Sarbanes-Oxley Act will be difficult, costly and time consuming.   The Company will need to hire additional financial reporting, internal controls and other finance staff in order to develop and implement appropriate internal controls and reporting procedures. If the Company is unable to comply with the SEC reporting and accounting requirements, or the internal controls requirements of the

Sarbanes-Oxley Act, the Company may not be able to obtain the independent accountant certifications that the Sarbanes-Oxley Act requires publicly-traded companies to obtain, or to remain eligible to have the Company's shares trade on a public exchange or quotation system such at the OTC Bulletin Board.

Management's Discussion and Plan of Operations for IdeaEdge

Overview; Financial Condition and Results of Operations

IdeaEdge was formed in April 2007 and has a very limited operating history.

Since its inception in April 2007 through the date of this Proxy Statement, IdeaEdge has had no revenues. As described above, IdeaEdge is a development stage compay and its operations have been directed towards raising capital, developing its *American Idol*^{TM} gift card, securing distribution for the gift card, and preparing for the commercial launch of the gift card for the fall of 2007.

Significant Liabilities

IdeaEdge has outstanding indebtedness of $740,000 under the Notes described above, all of which is due and payable on various dates during June, July and August of 2008.

Liquidity and Capital Resources

At July 31, 2007, IdeaEdge's total assets were $370,867.62; its current assets were $360,497.62; and its total liabilities were $772,123.94.   The total liabilities at July 31, 2007 did not include the $1,300,000 advance payment to Freemantle which IdeaEdge paid in August 2007. IdeaEdge's stockholders' equity at July 31, 2007 was ($401,256.32).   As of July 31, 2007, the Company had a cash balance of $158,924.18. The Company will need to raise additional funds to satisfy the Company's total operating costs and continued development of the Company's actual and potential revenue sources. The Company anticipates raising additional funds through the sale of equity; provided, however, there can be no assurance as to whether, when, or upon what terms the Company will be able to consummate any financing.

Market for Common Equity and Related Shareholder Matters

IdeaEdge, Inc.'s Common shares are not listed on any national securities exchange, the NASDAQ Stock Market, or the OTC Bulletin Board Exchange. The valuation of the common shares bears no relation to book value, assets, earnings, or any other objective criteria of value; and, has been arbitrarily determined by the management of IdeaEdge.

IdeaEdge has never paid cash dividends. At present, the company does not anticipate paying any dividends on its common stock in the foreseeable future and intends to devote any earnings to the development of the company's business.

Holders

As of August 30, 2007, IdeaEdge had 6,986,666 shares of common stock issued and outstanding and held by approximately 44 shareholders.

Equity Compensation Plan Information

IdeaEdge does not have any equity compensation plans.

Changes In / Disagreements with Accountants on Accounting and Financial Disclosure

The Board of Directors of IdeaEdge, Inc. approved the engagement of Weaver & Martin, LLC, Certified Public Accountants to provide services as independent accounts to the company. IdeaEdge, Inc. had no prior auditing accounting firm. The new accounting firm was not consulted prior to engagement on any specific accounting matter either completed or proposed.   IdeaEdge has not had any disputes or disagreements with Weaver & Martin, LLC since their engagement in August 2007. IdeaEdge does not have audited financials statements as of the date of this Proxy Statement.

Result of the Transaction with IdeaEdge, Inc., If Approved

Management is not aware of any required state or federal regulatory requirements that must be complied with or approvals obtained to complete this acquisition of IdeaEdge. Management has not obtained any appraisals or expert opinions related to this acquisition of IdeaEdge. The factors which Company management has considered when evaluating the terms of the acquisition of IdeaEdge include but are not limited to: the lack of business activities, market activity, business prospects and the potential liabilities of IdeaEdge. Additionally, IdeaEdge has a qualified and active management team and potential for growth.

The Company, IdeaEdge and their affiliates have had no prior contractual arrangements, relationships or engaged in other negotiations for the periods represented by the accompanying financial statements.

Terms of the Share Exchange

The following is a summary of the Share Exchange Agreement dated September 6, 2007 by and among the Company, IdeaEdge and certain shareholders of the Company and IdeaEdge (the "Share Exchange Agreement"). This summary is qualified in its entirety by reference to the complete text of the Share Exchange Agreement. Shareholders are urged to read the actual text of the Share Exchange Agreement in its entirety which is set forth as Exhibit A to this Proxy Statement.

Pursuant to the terms of the Share Exchange Agreement, at the closing, the Company will issue up to 8,666,667 shares of Company Common Stock to the IdeaEdge shareholders and note holders in exchange for the 7,916,667 issued and outstanding stock of IdeaEdge and the $740,000 in promissory notes issued by IdeaEdge. Based on the outstanding capital stock of the Company and IdeaEdge as of the date hereof (assuming the 25 to 1 reverse stock split), the former shareholders and note holders of IdeaEdge would own 8,666,667 shares of Company Common Stock; all of the current Company shareholders would own an aggregate of 3,600,000 shares of Common Stock; and 600,000 shares of Company Common Stock will be allocated to the Company's 2007 Equity Incentive Plan, for a total number of outstanding shares on the closing date of 12,866,667.

Upon the closing of the Share Exchange Agreement, in addition to the other actions described herein, the current management of the Company would resign and the Company would be managed by the current management of IdeaEdge. The Share Exchange Agreement provides that the Company will not have any liabilities or assets prior to the closing. The Company anticipates that IdeaEdge will remain as a wholly owned subsidiary of the Company.

Change in Control of the Company

As of June 30, 2007, the Company had 42,363,494 shares of common stock outstanding. These shares are held by approximately 312 shareholders of record with the Company's transfer agent. After giving effect to the 25 to 1 reverse stock split and the Company's sale of the California Subsidiary to Mr. Ligi described herein, immediately prior to the closing of the IdeaEdge acquisition, the Company would have shares outstanding, of which 2,115,365 or 58.9% will be held by Mr. Ligi.

If the IdeaEdge acquisition is approved, an additional 8,666,667 post Reverse Stock Split shares of Company Common Stock will be issued to the shareholders and note holders of IdeaEdge. Upon the closing of the IdeaEdge acquisition and the issuance of all of the contemplated shares to the IdeaEdge shareholders and note holders, (i) the current shareholders of the Company would own approximately 28% of the outstanding common stock of the Company, and (ii) the officers and directors of the Company as a group would control approximately 41% of the common stock outstanding, and two beneficial owners would control approximately 16% and 22% of the outstanding stock respectively.

The IdeaEdge acquisition and sale of the California Subsidiary to Allan Ligi would together change the current ownership of the Company by concentrating control of over half of the outstanding common stock of the Company with four individuals as follows:

Name and Title	Beneficial Share Ownership	Percentage
James Collas, CEO and Director	2,858,259	22.2%
Chris Nicolaidis, VP, Secretary and Director	1,770,038	13.7%
Jeffrey Hall, Vice President	830,971	6.4%
Allan Ligi	2,115,365	16.4%
TOTAL	7,574,633	58.8%

Current Company shareholders would hold a minority position in the Company and due to the wide distribution of shares among those shareholders would likely not have substantial ability to choose future management of the Company with their current holdings. Refer to tables under the section "Voting Securities, Principal Holders" of these proxy materials for the specific holdings that would occur in these individuals if this reorganization is approved.

Financial Information

Financial Information for IdeaEdge is included as Exhibit B1 to this Proxy Statement.

The following is an index to Exhibit B1:

Pro forma Financial Information is Included as Exhibit B2 to this Proxy Statement

The following is an index to Exhibit B2:

Interest of Certain Persons in Matters to be Acted Upon

Except in their capacity as shareholders, none of our officers, directors or any of their respective affiliates has any interest in the Share Exchange Agreement with IdeaEdge.

PROPOSAL 2:   **Approve a reverse stock split of the Company Common Stock in the ratio of at a ratio of one share for every 25 shares (the "Reverse Stock Split"), subject to and upon the completion of the acquisition of IdeaEdge.**

The Board recommends a vote FOR approving the reverse split of the Company Common Stock. Approval requires an affirmative vote of a majority of the quorum of the shares present and entitled to vote at the Annual Meeting of Shareholders.

As of September 6, 2007, our Board of Directors approved of the Reverse Stock Split and authorized the Company to seek written consent of the shareholders to authorize the Board of Directors to effect the Reverse Stock Split. Should the shareholder's approve the Reverse Stock Split, and the Board of Directors elect to effect it, the Company will file with the Secretary of State of the State of Colorado an amendment to the Company's Articles of Incorporation to effect the Reverse Stock Split. The Reverse Stock Split would take effect only in the event of the Closing, and upon the Closing Date, of the IdeaEdge acquisition, if at all, and will be effective for shareholders of record of our Company as of the close of business on the date of the Reverse Stock Split.

Purpose

The Company proposes to complete the Reverse Stock Split in order to reduce the number of outstanding shares of Company Common Stock to complete the IdeaEdge acquisition. Our Board of Directors believes that the Reverse Stock Split is in the best interest of our Company and its shareholders. The Reverse Stock Split is contingent on shareholder approval of the acquisition of IdeaEdge. In the event that the shareholders do not approve the Reverse Stock Split, which may be deemed necessary to complete the proposed acquisition of IdeaEdge, the acquisition will be terminated. Also, in the event that the shareholders do not approve the acquisition of IdeaEdge, the Reverse Stock Split will not be completed. As a consequence, all parties would return to their prior equity positions and the Company will continue to seek other new business opportunities or identify an acquisition partner to enhance the Company's shareholder value.

Effect on Authorized and Outstanding Shares

Immediately following the effectiveness of the Reverse Stock Split, assuming there is _____ shares outstanding on the date of the Reverse Stock Split, there would be approximately _____ shares of our Common Stock outstanding. The Company's Articles of Incorporation authorize the Company to issue up to 80,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. The Reverse Stock Split would not effect the number of authorized shares of Common Stock or preferred stock.

With the exception of the number of shares of Common Stock outstanding, the rights and preferences of shares of our Common Stock subsequent to the Reverse Stock Split would remain the same. The Reverse Stock Split would affect all of our shareholders uniformly and would not affect any shareholder's *percentage* ownership interests in our Company, except to the extent that the Reverse Stock Split results in any of our shareholders owning a fractional share. See "Exchange of Certificate and Elimination of Fractional Share Interests." The Common Stock issued and outstanding after the Reverse Stock Split would remain fully paid and non-assessable.

Effect on Market Price

The Reverse Stock Split may cause an increase in the market price of our Common Stock, but we cannot predict the actual effect of the Reverse Stock Split on the market price. If the market price of our Common Stock does increase, it may not increase in proportion to the reduction in the number of shares outstanding as a result of the Reverse Stock Split. Furthermore, the Reverse Stock Split may not lead to a sustained increase in the market price of our Common Stock. The market price of our Common Stock may also change as a result of other unrelated factors, including our operating performance and other factors related to our business, as well as general market conditions.

Accounting Matters

The Reverse Stock Split would not affect the par value of our Common Stock. As a result, on the effective date of the Reverse Stock Split the stated par value capital on our balance sheet attributable to our Common Stock would be reduced and the additional paid-in capital account would be credited with the amount by which the stated capital is reduced. The per-share net income or loss and net book value per share of our Common Stock would be increased because there would be fewer shares of our Common Stock outstanding.

We present earnings per share ("EPS") in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," and we will comply with the requirements of SFAS No. 128 with respect to the Reverse Stock Split. In pertinent part, SFAS No. 128 says as follows: "If the number of common shares outstanding decreases as a result of a reverse stock split, the computations of basic and diluted EPS shall be adjusted retroactively for all periods presented to reflect that change in capital structure. If changes in Common Stock resulting from reverse stock splits occur after the close of the period but before issuance of the financial statements, the per-share computations for those and any prior-period financial statements presented shall be based on the new number of shares. If any per-share computations reflect such changes in the number of shares, that fact shall be disclosed."

Exchange of Certificate and Elimination of Fractional Share Interests

On the date of the Reverse Stock Split, each 25 shares of our Common Stock would automatically be changed into one share of Common Stock. No additional action on the part of any shareholder would be required in order to effect the Reverse Stock Split. Shareholders would not be required to exchange their certificates representing shares of Common Stock held prior to the Reverse Stock Split for new certificates representing shares of Common Stock; please do not send us your stock certificates.

In the Reverse Stock Split, no certificate representing any fractional share interest in our post-split shares would be issued. Instead, all fractional shares would be rounded up, so that a holder of pre-split shares would receive, in lieu of any fraction of a post-split share to which the holder would otherwise be entitled, an entire post-split share. No cash payment would be made to reduce or eliminate any fractional share interest. The result of this "rounding-up" process would increase slightly the holdings of those shareholders who currently hold a number of pre-split shares that would otherwise result in a fractional share after consummating the Reverse Stock Split.

Federal Income Tax Consequences

The following description of federal income tax consequences of the Reverse Stock Split is based on the Internal Revenue Code of 1986, as amended, the applicable Treasury Regulations promulgated thereunder, judicial authority, and current administrative rulings and practices as in effect on the date of this information statement. The discussion is for general information only and does not cover any consequences that apply for special classes of taxpayers (e.g., non-resident aliens, broker-dealers or insurance companies). We urge all shareholders to consult their own tax advisers to determine the particular consequences to each of them of the Reverse Stock Split.

 We have not sought and will not seek an opinion of counsel or a ruling from the Internal Revenue Service regarding the federal income tax consequences of the Reverse Stock Split. We believe, however, that because the Reverse Stock Split is not part of a plan to periodically increase or decrease any shareholder's proportionate interest in the assets or earnings and profits of our company, the Reverse Stock Split would have the federal income tax effects described below:

- The exchange of pre-split shares for post-split shares should not result in recognition of gain or loss for federal income tax purposes. In the aggregate, a shareholder's basis in the post-split shares would equal that shareholder's basis in the pre-split shares. A shareholder's holding period for the post-split shares would be the same as the holding period for the pre-split shares exchanged therefore. Provided that a shareholder held the pre-split shares as a capital asset, the post-split shares received in exchange therefore would also be held as a capital asset.
- As shareholders are not receiving cash in lieu of any fractional share interest, but instead fractional shares are being rounded up to the next whole share, it is unlikely that shareholders would be treated as if our company had redeemed any fractional share interest. It is therefore unlikely that rounding up fractional shares would result in any gain or loss recognition by shareholders.
- Our Company should not recognize gain or loss as a result of the Reverse Stock Split.

Potential Anti-Takeover Effect

 Although the increased proportion of un-issued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect (for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of our board of directors or contemplating a tender offer or other transaction for the combination of our company with another company), we are not proposing the Reverse Stock Split in response to any effort of which we are aware to accumulate any of our shares or obtain control of our Company. Our Board of Directors does not currently contemplate recommending the adoption of any other proposals that could be construed to affect the ability of anyone to take over or change the control of our Company.

Potential Dilution

The Reverse Stock Split will result in more shares of Common Stock becoming available for future issuances by the Company. Assuming there are 42,363,494 shares of Common Stock outstanding on the effective date of the Reverse Stock Split, the Reverse Stock Split would result in the Company having approximately 1,694540 shares of Common Stock outstanding immediately after the Reverse Stock Split. The Company's Certificate of Incorporation authorizes the Company to issue up to 80,000,000 shares of Common Stock, and the Reverse Stock Split would not affect the number of authorized shares of Common Stock. Any issuances of Common Stock by the Company after the effective date of the Reverse Stock Split would dilute the stock ownership of shareholders which own shares on the effective date of the Reverse Stock Split.

Interest Of Certain Persons In Matters To Be Acted Upon

 Except in their capacity as shareholders, none of our officers, directors or any of their respective affiliates has any interest in the Reverse Stock Split.

PROPOSAL 3:   Approve of the sale of the Company's wholly-owned subsidiary, VOS Systems, Inc., a California corporation, to Mr. Allan Ligi.

The Board recommends a vote FOR approving the Company's intended sale of VOS Systems, Inc., a California Corporation (the "California Subsidiary") to Mr. Allan Ligi. Approval requires an affirmative vote of a majority of the quorum of the shares present and entitled to vote at the Annual Meeting of Shareholders.

Purpose

On September 6, 2007, the Company's Board of Directors approved and a Purchase Agreement (the "Purchase Agreement") with Mr. Allen Ligi, the CEO and Director of the Company, for the sale of our only operating subsidiary, VOS Systems Inc., and recommended that sale be submitted to our shareholders for their approval.

The Company proposes to sell the California Subsidiary in order to relieve the burden of its liabilities and position the Company to complete the proposed Idea Edge acquisition, or in the event the IdeaEdge acquisition is not approved, to make acquisitions of other opportunities that may become available in the future. The Company is not aware of, or negotiating with any other entities at this time.

If the sale of the California Subsidiary to Mr. Ligi is approved, the Company will be able to complete that acquisition of IdeaEdge provided that proposal is approved.

If the acquisition of IdeaEdge is not approved or otherwise completed, and the sale of the California Subsidiary to Mr. Ligi is approved, the Company would become a "Shell" company without an operating segment, seeking an acquisition.

Our Board of Directors believes that the sale of the California Subsidiary to Mr. Ligi is in the best interest of our Company and its shareholders. The shareholder approval of the sale is not contingent on shareholder approval of the acquisition of IdeaEdge. In the event that the shareholders do not approve the acquisition of IdeaEdge, the sale will be adopted by the Company. The completion of the sale of the California Subsidiary is conditioned upon the shareholder approval of the Reverse Stock Split.

Terms of the Agreement

Mr. Ligi (Purchaser) shall assume all liabilities of the Company and the California Subsidiary totaling $1,190,913 pursuant to Exhibit "A" of the Purchase Agreement. On or before the Closing Date of the Purchase Agreement, (i) the Purchaser shall execute and full release in favor of the Company for any liabilities or obligations of the Company and/or the California Subsidiary to Purchaser, and (ii) shall obtain a full release in favor of the Company from all third parties to which the Company and/or the California Subsidiary has a liability or obligation as listed on Exhibit A to the Purchase Agreement.

The Company shall issue 1,893,461 post-Reverse Stock Split shares (47,336,520 pre-Reverse Stock Split shares) of restricted common stock of VOSI to Ligi.

Factors considered by the parties in determination of the purchase price:

Pursuant to Exhibit "B" of the Purchase Agreement, an analysis of VOS market value as of June 30, 2007 was approximately $17,500 with any intangible goodwill being offset by the expense and additional liability of continued operations. Historical revenues have been low and the company has experienced substantial losses since inception. Historically, VOS has been reliant on Ligi to advance funds to continue operations.

Valuation of stock issuance was at $0.025 per share based at an approximate 50 percent discount to the market price over the prior three month period ended June 30, 2007 which has ranged from $0.04 to $0.10 with limited volume and high volatility. Based on the historical data any substantial sales of equity into the market would likely have a serious impact to the price per share. The equity that will be issued pursuant to this transaction will be restricted pursuant to Rule 144 for up to two years adding substantial risk to the investor as a result of the volatility and low volume.

Relationships between the Parties

Mr. Allan Ligi has been the CEO, and a director of the Company since August of 2005. He has outstanding loans of approximately $700,000 to the Company and the California Subsidiary and currently holds 5,547,600 common shares of VOSI representing 13.2% of the issued and outstanding 42,363,494 shares as of June 30, 2007.

If this sale is approved and an additional 1,893,461 post-Reverse Stock Split (47,336,520 pre-Reverse Stock Split) common shares are issued to Mr. Ligi, he would then hold 2,115,365 of the post-Reverse Stock Split common shares, representing 58.9% of the 3,588,000 total issued and outstanding shares after the Reverse Stock Split and prior to the IdeaEdge acquisition.

The Purchase Agreement between VOS International, Inc. and Alan Ligi is included as Exhibit C to this Proxy Statement.

PROPOSAL 4:   **Approve the Company's adoption of the 2007 Equity Incentive Plan, subject to and upon the completion of the acquisition of IdeaEdge.**

The Board recommends a vote FOR approving the Company's adoption of the 2007 Equity Incentive Plan, subject to and upon the completion of the acquisition of IdeaEdge, Inc. Approval requires an affirmative vote of a majority of the quorum of the shares present and entitled to vote at the Annual Meeting of Shareholders.

Purpose

On September 6, 2007, the Company's Board of Directors approved and adopted the VOS International, Inc. 2007 Equity Incentive Plan (the "Plan"), and recommended that it be submitted to our shareholders for their approval. The Company proposes to adopt the Plan in order to provide equity incentives to management, directors, employees and consultants which may be retained by the Company after the closing of the IdeaEdge acquisition. Our Board of Directors believes that the Plan is in the best interest of our Company and its shareholders. The shareholder approval of the Plan is contingent on shareholder approval of the acquisition of IdeaEdge. In the event that the shareholders do not approve the acquisition of IdeaEdge, the Plan will not be adopted by the Company.

Shareholder approval of the Plan is required (i) to comply with certain exclusions from the limitations of Section 162(m) of the Internal Revenue Code of 1986 (the "Code"), as described below, (ii) for the Plan to be eligible under the "plan lender" exemption from the margin requirements of Regulation G promulgated under the Securities Exchange Act of 1934, as amended, and (iii) to comply with the incentive stock option rules under Section 422 of the Code.

The following is a summary of the Plan. This summary is qualified in its entirety by reference to the complete text of the Plan. Shareholders are urged to read the actual text of the Plan in its entirety which is set forth as Exhibit D to this Proxy Statement.

Description of the Plan

Purpose. The purpose of the Plan is to provide the Company a means to retain the services of qualified executives and other persons eligible to receive stock awards, to secure and retain the services of new members of this group and to provide incentives for such persons to exert maximum efforts for the success of the Company and its affiliates, as well as to provide a means by which eligible recipients of stock awards may be given an opportunity to benefit from increases in value of the common stock through the granting of the awards, including: (i) incentive stock options, (ii) nonstatutory stock options, (iii) stock bonuses and (iv) rights to acquire restricted stock.

Shareholder Approval of the Plan. The Board of Directors adopted the Plan on September 6, 2007. Under the terms of the Plan, the Company desires to obtain shareholder approval of the Plan within 12 months from the date the Plan was adopted by the Board.

Eligible Participants. Employees, directors and consultants of the Company and any parent corporation or subsidiary corporation of the Company, whether now or hereafter existing (each an "Affiliate", as such terms are defined in Section 424(e) and (f) of the Internal Revenue Code of 1986, as amended (the "Code")) are eligible to receive stock awards under the Plan.

Number of Shares of Common Stock Available Under the Plan. The total number of shares of common stock that may be issued pursuant to stock awards under the Plan shall not exceed in the aggregate Six Hundred Thousand (600,000) shares of post-Reverse Stock Split common stock of the Company.

If any stock award for any reason expires or otherwise terminates, in whole or in part, without having been exercised in full (or vested in the case of restricted stock), the stock not acquired under such stock award shall revert to and again become available for issuance under the Plan. If any common stock acquired pursuant to the exercise of an option shall for any reason be repurchased by the Company under an unvested share repurchase option provided under the Plan, the stock repurchased by the Company under such repurchase option shall not revert to and again become available for issuance under the Plan.

Administration of the Plan. The Board of Directors has the authority to administer the Plan or may delegate administration of the Plan to a committee or committees of one or more members of the Board of Directors. If administration is delegated to a committee, the committee shall have all administrative powers conferred upon the Board of Directors, including the power to delegate to a subcommittee any of the administrative powers the committee is authorized to exercise, subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board of Directors. The Board of Directors may abolish the committee at any time and revest the administration of the Plan in the Board of Directors.

In the event the Board of Directors in its discretion establishes a committee, the committee will consist solely of two or more "outside directors", in accordance with Section 162(m) of the Code, and/or solely of two or more "non-employee directors", in accordance with Rule 16b-3. Within the scope of such authority, the Board of Directors may (i) delegate to a committee of one or more members of the Board of Directors who are not outside directors under the Securities Exchange Act of 1934, the authority to grant stock awards to eligible persons who are either (1) not then covered employees and are not expected to be covered employees at the time of recognition of income resulting from such stock award or (2) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code and/or (ii) delegate to a committee of one or more members of the Board of Directors who are not non-employee directors the authority to grant stock awards to eligible persons who are not then subject to Section 16 of the Exchange Act.

Change in Control. The Plan provides that in the event of a merger with or into another corporation or other entity, then the surviving corporation or acquiring corporation shall assume any stock awards outstanding under the Plan or shall substitute similar stock awards for those outstanding under the Plan. If the surviving corporation or acquiring corporation in an change of control refuses to assume such stock awards or to substitute similar stock awards for those outstanding under the Plan, then with respect to stock awards which are (i) held by participants whose continuous service has not terminated prior to such event, and (ii) would otherwise vest and become exercisable within one (1) year of the closing of such acquisition, the vesting of such stock award shall be accelerated and made fully exercisable at least thirty (30) days prior to the closing of such acquisition. Any stock award not exercised prior to the closing of an acquisition involving a change in control of the Company shall be terminated.

Amendment to the Plan and Awards. The Board of Directors at any time, and from time to time, may amend the Plan. However, except as provided in Section 11 of the Plan relating to adjustments upon changes in stock, no amendment shall be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary to satisfy the requirements of Section 422 of the Code, Rule 16b-3 or any securities exchange listing requirements.

Termination and Suspension of the Plan. The Board of Directors may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the September 6, 2017. No stock awards may be granted under the Plan while the Plan is suspended or after it is terminated.

Types of Awards

Stock Options. A stock option is the right to purchase shares of our common stock at a fixed exercise price for a fixed period of time. The committee will determine the exercise price of options granted under the Plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code and incentive stock options, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. Notwithstanding the foregoing, an incentive stock option may be granted with an exercise price lower than that set forth in the preceding sentence if such option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Sections 424(a) of the Code. In addition, the exercise price for any incentive stock option granted to any employee owning more than 10% of our common stock may not be less than 110% of the fair market value of our common stock on the date of grant.

The exercise price of each nonstatutory stock option granted under the Plan shall not be less than 85% of the fair market value of the stock subject to the option on the date the option is granted. Notwithstanding the foregoing, a nonstatutory stock option may be granted with an exercise price lower than that set forth in the preceding sentence if such option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provision of Section 424(a) of the Code. Additional terms including term, consideration vesting and early exercise shall be determined by the Board of Directors at the time of grant.

Stock Bonus Awards other than Options. The committee will also have the authority to grant stock bonus awards pursuant to the terms of stock bonus agreement. Each stock bonus agreement shall be in such form and shall contain such terms and conditions as the committee shall deem appropriate. The terms and conditions of stock bonus agreements may change from time to time, and the terms and conditions of separate stock bonus agreements need not be identical.

Federal Income Tax Consequences Of Awards

The following is general summary as of this date of the federal income tax consequences to us and to U.S. participants for awards granted under the Plan. The federal tax laws may change and the federal, state and local tax consequences for any participant will depend upon his or her individual circumstances. Tax consequences for any particular individual may be different.

Incentive Stock Options. For federal income tax purposes, the holder of an incentive stock option receives no taxable income at the time of the grant or exercise of the incentive stock option. If such person retains the common stock for a period of at least two years after the option is granted and one year after the option is exercised, any gain upon the subsequent sale of the common stock will be taxed as a long-term capital gain. A participant who disposes of shares acquired by exercise of an incentive stock option prior to the expiration of two years after the option is granted or one year after the option is exercised will realize ordinary income as of the exercise date equal to the difference between the exercise price and fair market value of the share on the exercise date. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss. The difference between the option exercise price and the fair market value of the shares on the exercise date of an incentive stock option is an adjustment in computing the holder's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year.

Nonstatutory Stock Options. A participant who receives a nonstatutory stock option with an exercise price equal to the fair market value of the stock on the grant date generally will not realize taxable income on the grant of such option, but will realize ordinary income at the time of exercise of the option equal to the difference between the option exercise price and the fair market value of the shares on the date of exercise. Any additional gain or loss recognized upon any later disposition of shares would be capital gain or loss. Any taxable income recognized in connection with an option exercise by an employee or former employee of the Company is subject to tax withholding by us.

Stock Awards. Stock awards will generally be taxed in the same manner as nonstatutory stock options. However, a restricted stock award is subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code to the extent the award will be forfeited in the event that the participant ceases to provide services to us. As a result of this substantial risk of forfeiture, the participant will not recognize ordinary income at the time of award. Instead, the participant will recognize ordinary income on the dates when the stock is no longer subject to a substantial risk of forfeiture, or when the stock becomes transferable, if earlier. The participant's ordinary income is measured as the difference between the amount paid for the stock, if any, and the fair market value of the stock on the date the stock is no longer subject to forfeiture.

The participant may accelerate his or her recognition of ordinary income, if any, and begin his or her capital gains holding period by timely filing (i.e., within thirty (30) days of the award) an election pursuant to Section 83(b) of the Code. In such event, the ordinary income recognized, if any, is measured as the difference between the amount paid for the stock, if any, and the fair market value of the stock on the date of award, and the capital gain holding period commences on such date. The ordinary income recognized by an employee or former employee will be subject to tax withholding by us. If the stock award consists of stock units, no taxable income is reportable when stock units are granted to a participant or upon vesting. Upon settlement, the participant will recognize ordinary income in an amount equal to the value of the payment received pursuant to the stock units.

Tax Effect for Our Company. Unless limited by Section 162(m) of the Code, we generally will be entitled to a tax deduction in connection with an award under the Plan in an amount equal to the ordinary income realized by a participant at the time the participant recognizes such income (for example, upon the exercise of a stock option).

Section 162(m) Limits. Section 162(m) of the Code places a limit of $1,000,000 on the amount of compensation that we may deduct in any one year with respect to each of our five most highly paid executive officers. Certain performance-based compensation approved by shareholders is not subject to the deduction limit. The Plan is qualified such that awards under the Plan may constitute performance-based compensation not subject to Section 162(m) of the Code. One of the requirements for equity compensation plans is that there must be a limit to the number of shares granted to any one individual under the Plan. Accordingly, the Plan provides that no employee may be granted more than 100,000 shares in any calendar year.

The Plan is not qualified under the provisions of section 401(a) of the Code and is not subject to any provisions of the Employee Retirement Income Security Act of 1974.

Interest Of Certain Persons In Matters To Be Acted Upon

Except in their capacity as potential recipients of awards under the Plan, none of our officers, directors or any of their respective affiliates has any interest in the Plan.

PROPOSAL 5:   **Approve the Company's adoption of amended and restated articles of incorporation to make certain changes including changing the name of the Company to "IdeaEdge, Inc.", subject to and upon the completion of the acquisition of IdeaEdge.**

The Board recommends a vote FOR adopting the Amended and Restated Articles of Incorporation. Approval requires an affirmative vote of a majority of the quorum of the shares present and entitled to vote at the Annual Meeting of Shareholders. A copy of the proposed Amended and Restated Articles of Incorporation are attached hereto as Exhibit E (the "Articles").

Purpose

On September 6, 2007, the Company's Board of Directors approved the Company's adoption of the Articles, and recommended that it be submitted to our shareholders for their approval. The Company proposes to adopt the Articles in order to (i) eliminate the rights, privileges and preferences of the authorized preferred stock, none of which has been issued, to allow such rights, privileges and preferences to be set by the Company's board of directors at such time as preferred stock may be issued, (ii) eliminate the creation of different classes of directors, and (iii) change the name of the Company to better reflect the Company's intended business after the closing of the IdeaEdge acquisition. Our Board of Directors believes that the new Articles are in the best interest of our Company and its shareholders. The shareholder approval of the Articles is contingent on shareholder approval of the acquisition of IdeaEdge. In the event that the shareholders do not approve the acquisition of IdeaEdge, the Articles will not be adopted by the Company.

Interest of Certain Persons In Matters To Be Acted Upon

Except in their capacity as offices and directors of the Company, none of our officers, directors or any of their respective affiliates has any interest in the Amended and Restated Articles.

PROPOSAL 6: **Elect James Collas and Chris Nicolaidis as Company directors, subject to and upon the completion of the acquisition of IdeaEdge.**

On September 6, 2007, the Board of Directors has determined that there will be two (2) directors of the Company elected at the Annual Meeting. The Board of Directors has nominated James Collas and Chris Nicolaidis . The election of Mr. Collas and Mr. Nicolaidis would take effect only in the event of the closing, and upon the closing date, of the IdeaEdge acquisition, if at all. If elected, the nominees will serve until the next Annual Meeting of Shareholders or until their successors are duly elected and qualified. The Board has no reason to believe that any nominee would be unable or unwilling to serve if elected, provided that the Company completes the acquisition of IdeaEdge. If a nominee becomes unable or unwilling to accept the nomination or election, the Board will either select a substitute nominee or will reduce the size of the Board.

The Board recommends a vote FOR the election of each of the nominees listed below.

Director Information:

James Collas, President, CEO and a director of IdeaEdge: Mr. Collas has over sixteen years of senior executive experience in the computer industry and consumer markets. He has built and managed organizations of over 2,000 employees, and has led the development and introduction of hundreds of consumer products. He has also initiated three business ventures for which he was the CEO and President. Products and services introduced under Mr. Collas' management have accounted for over $28 billion in revenues worldwide. Mr. Collas was previously President and CEO of GiftFlix, Inc., a prepaid gift card company with a closely related delivery model. Between 1992 and 1999 Mr. Collas was a senior executive at Gateway (the PC company) playing a key role in growing the company from $600 million to over $8 billion in revenues. He was also part of the executive team that took Gateway public. During his last three years as an executive at Gateway, Collas was CTO and Senior Vice President in charge of worldwide product strategy, product development, and product management.

Chris Nicolaidis, Vice President of Business Development and a director of IdeaEdge: Mr. Nicolaidis has almost two decades of experience as a senior sales executive for several start-up and established private and publicly traded companies in third-party gift card retail, radiopharmaceutical, healthcare delivery, employee benefits, and insurance services industries. Prior to co-founding IdeaEdge, he was Vice President of Business Development at DVD Movie Update, Inc., where he previously worked with Mr. Collas. Most recently, he co-founded and led the business development function for GiftFlix, Inc., a San Diego-based start-up venture that launched the first patent pending multi-media gift card into retail. He formed partnerships with leading gift card suppliers, account clearing houses, aggregators, and distributors, and secured commitments for distribution comprising of 5,000 high profile retail grocery and drug chains. He formed relationships with Fremantle senior officials and led negotiations to secure the *American Idol*™ contract.

Directors, Executive Officers, Promoters and Control Persons

The directors and officers are as follows:

NAME	AGE	POSITION(S)	TENURE
Allan J. Ligi	46	President and Director	August 30, 2005 to present
Dennis LaVorgna	55	Chief Financial Officer Director	August 30, 2005 to present

Office Street Address: 740 13th Street, Suite 406, San Diego, California 92101

Telephone: (858) 679-8027

Allan J. Ligi is our co-founder, President and one of our Directors. Mr. Ligi brings significant technology-related management experience to his position having previously managed at Rockwell's Rocketdyne Plant in Canoga Park, California. He was directly involved in the SSME (Space Shuttle Main Engine) manufacturing sector. Mr. Ligi holds a Bachelor of Science Degree in Business Administration with advanced studies in marketing and engineering. He is a graduate of numerous business training programs in management, sales, and marketing. Mr. Ligi is involved in the daily operations of all aspects of our operations and is responsible for our strategic development, with major emphasis on directing the marketing, management, and financial efforts. These include coordinating efforts with sales and marketing teams in developing product image, facilitating placement and distribution, working with the accounting group in financial forecasting, raising capital, tracking use of company funds, and establishing and maintaining management controls on operations with regards to productivity and profitability.

Dennis LaVorgna is our Chief Financial Officer and one of our Directors. He has been with the company since its inception. Mr. LaVorgna has been instrumental in setting up the financial operations of the Company and continues to be an integral part of the evolution of the company's financial structure. Mr. La Vorgna graduated from Cleveland State University in 1974. After college he was employed by the international headquarters of Ernst & Ernst, CPA's where he gained experience as an auditor with both publicly traded and start up companies. He moved to San Diego in 1984 where he was employed by Jassoy, Graff & Douglas, CPA's where his experience was utilized to create the firm's business evaluation and litigation support department until 1989. He then took a position as the CFO of Pathology Medical Labs from 1990 until 1995. Presently Mr. La Vorgna is the President of La Vorgna and Associates, a full service accounting firm in San Diego.

The directors shall be elected at an annual meeting of the stockholders and except as otherwise provided within the Bylaws of VOS International, Inc., as pertaining to vacancies, shall hold office until his successor is elected and qualified.

The directors of VOS International, Inc. are aware of no petitions or receivership actions having been filed or court appointed as to the business activities, officers, directors, or key personnel of VOS International, Inc.

There are no familial relationships among the officers and directors, nor are there any arrangements or understanding between any of our directors or officers or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

No non-compete or non-disclosure agreements exist between the management of VOS International, Inc. and any prior or current employer.

VOS International, Inc. has not, nor proposes to do so in the future, make loans to any of its officers, directors, key personnel, 10% stockholders, relatives thereof, or controllable entities.

Board of Director Meetings and Committees

The Board of Directors held three meetings during the year ended September 30, 2006. All members except a former member, Mr. Howard were in attendance at the meetings. The board may also conduct board activities through unanimous consent board resolutions in lieu of meetings.

The board has not defined any committees and performs all functions that would be delegated.

Audit Committee

The board of directors of VOS International, Inc. has determined that for the purpose of and pursuant to the instructions of item 401(e) of regulation S-B titled Audit Committee Financial Expert, Dennis LaVorgna possesses the attributes of an Audit committee financial expert. Dennis LaVorgna is the Chief Financial Officer and a Director of VOS International, Inc. VOS International, Inc. does not have a designated Audit Committee and relies on the board of directors to perform those functions. Dennis LaVorgna is not independent as defined by item 401(e)(ii) of regulation S-B. He receives compensation for his executive services to VOS International, Inc. and is an affiliated person.

Code of Ethics

Effective October 15, 2005 our board of directors adopted the VOS International, Inc. Code of Business Conduct and Ethics. The board of directors believes that our Code of Business Conduct and Ethics provides standards that are reasonably designed to deter wrongdoing and to promote the following: (1) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (2) full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submits to, the Securities and Exchange Commission; (3) compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons; and (4) accountability for adherence to the Code of Business Conduct and Ethics.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the company's directors and officers, and persons who own more than ten-percent (10%) of the company's common stock, to file with the Securities and Exchange Commission reports of ownership on Form 3 and reports of change in ownership on Forms 4 and 5. Such officers, directors and ten-percent stockholders are also required to furnish the company with copies of all Section 16(a) reports they file. Based solely on its review of the copies of such forms received by the company and on written representations from certain reporting persons, the company believes that all Section 16(a) reports applicable to its officers, directors and ten-percent stockholders with respect to the fiscal year ended September 30, 2006 were filed.

Executive Compensation

Compensation Summary

SUMMARY COMPENSATION TABLE

| Position | Year | Annual Compensation | | | Award(s) | | Payouts | |
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Current Officers/Directors								
Allan J. Ligi	2006	0	0	0	0	0	0	0
President and Director	2005	0	0	0	0	0	0	0
Dennis LaVorgna	2006	0	0	0	0	0	0	0
CFO and Director	2005	0	0	0	0	0	0	0

Notes:

As of September 30, 2006, VOS International, Inc. has made group life, health, hospitalization and medical plans available for its employees. Further, we had no pension plans or plans or agreements which provide compensation on the event of termination of employment or change in control of us.

No family relationships exist among any directors, executive officers, or persons nominated or chosen to become directors or executive officers.

Option Grants and Exercises

There were no option grants or exercises by any of the executive officers named in the Summary Compensation Table above.

Employment Agreements

As of the year ended September 30, 2006, we have not entered into formal employment agreements with any of our executive officers or directors. Richard Matulich (a former officer) has been receiving an annual salary of $75,000.

Compensation of Directors

All directors receive reimbursement for reasonable out-of-pocket expenses in attending board of directors meetings and for promoting our business. From time to time we may engage certain members of the board of directors to perform services on our behalf. In such cases, we compensate the members for their services at rates no more favorable than could be obtained from unaffiliated parties.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of June 30, 2007; the beneficial ownership of VOS International, Inc. common stock by each person known to the company to beneficially own more than five percent (5%) of the company's common stock, including options, outstanding as of such date and by the officers and directors of the company as a group. Except as otherwise indicated, all shares are owned directly**:**

<u>Common Stock</u>

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Acquirable	Percentage of Class
Allan J. Ligi President and Director	5,547,600	0	13.1
Dennis LaVorgna CFO and Director	675,000	0	1.6
Officers and Directors as a Group	6,222,600	0	14.7
Total Shares Issued and Outstanding	42,363,494		

Each beneficial owner's percentage ownership assumes the exercise or conversion of all options, warrants and other convertible securities held by such person and that are exercisable or convertible within 60 days after June 30, 2007.

Total shares outstanding as of June 30, 2007 were 42,048,530 held by approximately 312 shareholders of record and an undetermined number of holders in street name.

All ownership is beneficial and of record except as specifically indicated otherwise. Beneficial owners listed above have sole voting and investment power with respect to the shares shown unless otherwise indicated.

Certain Relationships and Related Transactions

From inception through 2004, funds were advanced from a major stockholder to finance the cost of operations. Effective October 29, 1999, a note was generated for the amount of $725,000 plus interest at 7.75%, to be paid in monthly installments over a period of ten years. As of September 30, 2006 the balance due on this note is $675,955. Due to the Company's financial limitations the stockholder agreed to not accrue interest on the outstanding note effective October 1, 2001.

In January 2006, the Company entered into a consulting agreement with a private company in which one officer and major shareholder is an owner of the private company and another officer and major shareholder holds the position of Secretary of the private company. The agreement provides that the Company will receive 10% of the profits of the private company on a quarterly basis over five years. The Company is carrying a trade receivable of $30,704 from the private company for expenses incurred related to the consulting agreement. However, all receivables have been written off as of September 30, 2006.

Additional related party indebtedness includes:

Unsecured promissory note that accrues interest at 10% per annum, to a company owned by an officer	$ 40,013
Unsecured promissory note that accrues interest at 10% per annum, to a former director	50,000
	$ 90,013

Other Business

The Board of Directors is not aware of any business to come before the meeting other than those matters described above in the proxy statement. If, however, any other matters should properly come before the meeting, it is intended that holders of proxies will act in accordance with their judgment on such matters.

Shareholder Proposals

Shareholders who wish to present proposals for action at the Annual Meeting of Shareholders to be held in 2008, should submit their proposals in writing to the Secretary of the Company at the address of the Company set forth on the first page of this Information/Proxy Statement. The Secretary must receive proposals no later than January 31, 2008, for inclusion in next year's proxy statement.

Shareholders who wish to make a proposal at the 2008 Annual Meeting of Shareholders other than one that will be included in the Company's proxy materials should notify the Company not later than January 31, 2008 and no earlier than November 30, 2007. If a shareholder who wished to present a proposal fails to notify the Company by this date, the proxies that management solicits for that meeting will have discretionary authority to vote on the shareholder's proposal if it is properly brought before that meeting. If a shareholder makes timely notification, management may still exercise discretionary authority under circumstances consistent with the Securities and Exchange Commission's proxy rules.

Annual or Quarterly Report

The Company will provide without charge to each such shareholder, upon the written request of such person, a copy of the Company's Form 10-KSB for the year ending September 30, 2006, and/or a copy of the Company's Form 10-QSB for the quarter ending June 30, 2007. Such written requests should be sent to Allan Ligi, President, 740 13th Street, Suite 406, San Diego, California 92101.

Market for Common Equity and Related Shareholder Matters

The Company's common stock is listed on the NASDAQ Bulletin Board under the symbol "VOSI.OB". The quotations provided are for the over the counter market which reflect interdealer prices without retail mark-up, mark-down or commissions, and may not represent actual transactions. The prices included below have been obtained from sources believed to be reliable (NASD, OTC.BB purchased reports for 2005 & 2006):

Period Ending	High Bid	Low Bid	Close Bid
December 2006	$ 0.12	$ 0.09	$ 0.091
September 2006	0.19	0.14	0.14
June 2006	0.35	0.16	0.16
March 2006	0.19	0.13	0.17
December 2005	0.25	0.16	0.18
September 2005	0.20	0.10	0.13
June 2005	0.12	0.085	0.10
March 2005	0.21	0.07	0.14
January 2005	0.19	0.11	0.15

The Company had 42,363,494 common stock shares issued and outstanding as of June 30, 2007.

Holders

Total shares outstanding as of June 30, 2007 were 42,363,494 held by approximately 312 shareholders of record and an undetermined number of holders in street name.

VOS International, Inc.
The Board of Directors solicits this Proxy
for the Annual Meeting of Shareholders
to be held on October 9, 2007

The undersigned hereby constitutes and appoints, Dennis LaVorgna, with full power of substitution and revocation, the true and lawful attorney and proxy of the undersigned at the Annual Meeting of Shareholders (the "Meeting") of VOS International, Inc. (the "Company") to be held October 9, 2007, 10:00 a.m. PST, located at 740 13th Street, Suite 406, San Diego, California 92101, or any adjournments thereof, to vote the shares of Common Stock of the Company standing in the name of the undersigned on the books of the Company, or such shares of Common Stock of the Company as the undersigned may otherwise be entitled to vote on the record date for the Meeting with all powers the undersigned would possess if personally present at the Meeting, with respect to the matters set forth below and described in the Notice of the Annual Meeting of Shareholders dated September 7, 2007, and the accompanying Proxy Statement of the Company.

1. Approve the Company's acquisition of IdeaEdge, Inc., a California corporation, through the issuance of 8,666,667 post reverse split shares of the Company's $.001 par value common stock.	[ ] For the proposal	[ ] Against the proposal	[ ] Abstain vote for the proposal
2. Approve a reverse stock split of the Company Common Stock in the ratio of one share for every 25 shares, subject to and upon the completion of the acquisition of IdeaEdge, Inc.	[ ] For the proposal	[ ] Against the proposal	[ ] Abstain vote for the proposal
3. Approve of the sale of the Company's wholly-owned subsidiary, VOS Systems, Inc., a California corporation, to Mr. Ligi, subject to the approval of the reverse stock split.	[ ] For the proposal	[ ] Against the proposal	[ ] Abstain vote for the proposal
4. Approve the Company's adoption of a stock option plan, subject to and upon the completion of the acquisition of IdeaEdge, Inc.	[ ] For the proposal	[ ] Against the proposal	[ ] Abstain vote for the proposal
5. Approve the Company's adoption of amended and restated articles of incorporation to make certain changes including changing the name of the Company to "IdeaEdge, Inc.", subject to and upon the completion of the acquisition of IdeaEdge, Inc.	[ ] For the proposal	[ ] Against the proposal	[ ] Abstain vote for the proposal

6. Elect James Collas and Chris Nicolaidis to   [   ] For all nominees listed below
the Company's Board of Directors, subject to   (except as marked to the contrary)

and upon the completion of the acquisition of IdeaEdge, Inc.

	Vote for the nominee	Vote against the nominee	Withhold authority to vote for nominee
1. James Collas	[ ]	[ ]	[ ]
2. Chris Nicolaidis	[ ]	[ ]	[ ]

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ALL PROPOSALS LISTED. IF NO DIRECTIONS ARE GIVEN BY THE PERSON(S) EXECUTING THIS PROXY, THE SHARES WILL BE VOTED IN FAVOR OF ALL LISTED PROPOSALS.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER, UNLESS OTHERWISE SPECIFIED, THE SHARES WILL BE VOTED FOR PROPOSALS 1, 2, 3, 4, 5, and 6.

Please sign exactly as your name appears on the shareholder records of the Company. If shares are held in the names of more than one person, each joint owner should sign. Executors, administrators, trustees, guardians and attorneys should indicate the respective capacities in which they sign. Attorneys must submit Powers of Attorney.

_____
Shareholder name (please print)

_____
Shareholder signature

_____
Shareholder name (please print)

_____
Shareholder signature

_____
Date

_____
Number of shares voted (all shares held by the shareholder will be voted if a number is not specified)

BY THE ORDER OF THE BOARD OF DIRECTORS

/s/ Allan Ligi

Allan Ligi, President
September 10, 2007

LIST OF EXHIBITS

A Share Exchange Agreement
B Financial Statements
C Purchase Agreement with Allan Ligi
D 2007 Equity Incentive Plan
E Amended and Restated Articles of Incorporation